September 5, 2017

M. Hughes Bates
 Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       WFRBS Commercial Mortgage Trust 2013-C14
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 27, 2017
File No. 333-172366-07

WFRBS Commercial Mortgage Trust 2013-C18
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 23, 2017
File No. 333-172366-11

Dear Mr. Bates:

We are counsel to Wells Fargo Commercial Mortgage Securities, Inc. (the “Registrant”) in connection with your letter dated August 22, 2017 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-Ks (the “Filings”).  We reviewed the Comment Letter and the Filings and we discussed them with various representatives of the Registrant in preparing the responses set forth below.
For your convenience, the Staff’s comments are repeated in italics below, followed by the responses of the Registrant.

Form 10-K of WFRBS Commercial Mortgage Trust 2013-C14
Part IV – Item 15. Exhibits, Financial Statement Schedules

1.
We note that Exhibits 33.39 and 34.39 (servicer assessment of and corresponding attestation report for Park Bridge Lender Services LLC as trust advisor of the 100 & 150 South Wacker Drive Mortgage Loan) were omitted with cross references to the Explanatory Notes section of the Form 10-K for an explanation of the omissions. However, the Explanatory Notes section indicated that Park Bridge’s servicer assessment and corresponding attestation report should be included because Park Bridge is servicing mortgage loans that constituted

David Burkholder   Tel  704 348 5309   Fax  704 348 5200   david.burkholder@cwt.com

M. Hughes Bates
September 5, 2017

5% or more of the assets of the issuing entity. Please file an amended Form 10-K to include the required Park Bridge exhibits.

Park Bridge’s servicer assessment and corresponding attestation report were filed as Exhibits 33.31 and 34.31 to the WFRBS Commercial Mortgage Trust 2013-C14 Form 10-K. Exhibits 33.39 and 34.39 contained cross references that incorrectly referred to the Explanatory Notes section rather than to Exhibits 33.31 and 34.31, respectively. The Registrant will amend the WFRBS Commercial Mortgage Trust 2013-C14 Form 10-K to correct the Exhibit 33.39 and Exhibit 34.49 cross references.

Form 10-K of WFRBS Commercial Mortgage Trust 2013-C18
Part IV – Item 15. Exhibits, Financial Statement Schedules

2.
We note that Exhibits 33.36, 34.36 and 35.17 (servicer assessment of, corresponding attestation report for, and servicer compliance statement of CW Capital Asset Management LLC as special servicer of the Sullivan Center Mortgage Loan) and Exhibits 33.40 and 34.40 (servicer assessment of and corresponding attestation report for Park Bridge Lender Services LLC as trust advisor of the Sullivan Center Mortgage Loan) were omitted with cross references to the Explanatory Notes section of the Form 10-K for an explanation of the omissions. However, the Explanatory Notes section did not discuss these omissions. Please revise the Explanatory Notes section to include an explanation of these omissions.

The Explanatory Notes section will be revised to include an explanation as to why the servicer assessment of, corresponding attestation report for, and servicer compliance statement of CW Capital Asset Management LLC and the servicer assessment of and corresponding attestation report for Park Bridge Lender Services LLC were omitted.

The explanation will provide that with respect to the pari passu loan combination that includes the Sullivan Center Mortgage Loan, (i) the reports on assessment of compliance with servicing criteria and attestation reports on assessment of compliance with servicing criteria of CWCapital Asset Management LLC as special servicer of the Sullivan Center Mortgage Loan and Park Bridge Lender Services LLC as trust advisor of the Sullivan Center Mortgage Loan, listed on the Exhibit Index are omitted from the Annual Report on Form 10-K as they are not required to be included on the Annual Report on Form 10-K per Instruction 3 to Item 1122 of Regulation AB because they are parties performing activities that address servicing criteria relating to 5% or less of the assets of the issuing entity; and (ii) the servicer compliance statement of CWCapital Asset Management LLC as special servicer of the Sullivan Center Mortgage Loan, listed on the Exhibit Index is omitted from the Annual Report on Form 10-K as it is not required by Item 1123 of Regulation AB to be included on the Annual Report on Form 10-K because it is an unaffiliated party that is not a “servicer” that meets the criteria in Item 1108(a)(2)(i) through (iii) of Regulation AB.

M. Hughes Bates
September 5, 2017
In responding to the Staff’s comments with respect to the Filing, the Registrant has authorized us to acknowledge on their behalf, and we hereby acknowledge, that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please contact me with any questions you have regarding the foregoing.
Very truly yours,

/s/ David S. Burkholder

David S. Burkholder

cc:  Lulu Cheng, Esq.
      Anthony Sfarra
      Jeff Blake, Esq.
      Joseph C.T. Kelly